MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

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IGOR KIRMAN

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ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

MATTHEW M. GUEST

DAVID E. KAHAN

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GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

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MICHAEL J. SEGAL

ROSEMARY SPAZIANI

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WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com

May 27, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc.

Amendment No. 1 to Form 10-12B

Filed April 22, 2022

File No. 001-41322

Dear Mr. Wood and Ms. Long:

Further to recent discussions with the Staff of the Division of Corporation Finance, we are writing to provide supplemental information on behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), regarding certain of the Relevant Properties (as defined in your comment letter dated April 8, 2022 regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 9, 2022).

ILE

As reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as of December 31, 2021, the ILE portfolio had 279 units and an aggregate purchase price of $57,139,138. A majority of the properties within this portfolio were initially aggregated by the Company’s joint venture partner from unique sellers in separate acquisitions; the initial contribution of the portfolio occurred on November 19, 2021 and consisted of 238 properties with a valuation of $48.8 million. The remaining 41 properties were purchased by the joint venture from unique sellers in separate acquisitions subsequent to that date.

Set forth below is a table reflecting the number of units owned by the Company’s joint venture partner as aggregated over time prior to the initial contribution.

Date	Number of Units Owned
12/31/20	61
3/31/21	75
6/30/21	97
9/30/21	153
11/19/21	238

As of the November 19, 2021 date of contribution, only 55 of the original 238 properties had more than three months of rental history.

We believe that these additional facts further support the conclusion that Rule 3-14 financial statements are not required for the ILE portfolio. First, given that only 55 of the original 238 properties had more than three months of rental history as of the November 19, 2021 date of contribution, financial statements for the ILE portfolio prior to the contribution date would not be meaningful to investors. Second, the $48.8 million aggregate valuation of the 238 units translates to an average cost per unit in the contribution of approximately $200,000; if this average cost per unit is applied to the 55 properties, the aggregate purchase price of those properties would be approximately $11 million, far below 20% of the total assets of the Predecessor Entity as of December 31, 2020.

Texas Portfolio 183

As reflected in Amendment No. 1, as of December 31, 2021, Texas Portfolio 183 had 183 units and an aggregate purchase price of $28,290,000. The properties within this portfolio were initially aggregated by the Company’s joint venture partner from unique sellers in separate acquisitions; the contribution of the portfolio occurred on December 22, 2021 and consisted of all of the 183 properties.

Set forth below is a table reflecting the number of units owned by the Company’s joint venture partner as aggregated over time prior to the contribution.

Date	Number of Units Owned
1/1/2021	20
2/1/2021	26
3/1/2021	31
4/1/2021	37
5/1/2021	44
6/1/2021	46
7/1/2021	48
8/1/2021	146
9/1/2021	183
10/1/2021	183
11/1/2021	183
12/1/2021	183

We believe that these additional facts further support the conclusion that Rule 3-14 financial statements are not required for Texas Portfolio 183. As of July 1, 2021, only 48 of the properties (i.e., approximately one quarter of the total portfolio) had been acquired by the Company’s joint venture partner. Accordingly, financial statements for Texas Portfolio 183 prior to the contribution date would not be meaningful to investors.

If you have any questions concerning the above or require any additional information in connection with the above, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld
cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.
Jason Emala, Bluerock Asset Management, LLC
Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz

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